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                                                                 Exhibit 3.2
                                                                 -----------

               AMENDMENT NO. 1 TO AMENDED AND RESTATED BY-LAWS
                                    OF
                              BRADLEES, INC.

Pursuant to a vote of the Board of Directors of Bradlees, Inc. adopted at a meeting held on November 23, 1999, Section 4 of Article II of the Amended and Restated By-laws of Bradlees, Inc. is deleted in its entirety and replaced with the following:

          "4. APPLICATION OF SECTION 50A OF CHAPTER 156B OF THE GENERAL LAWS OF THE COMMONWEALTH OF MASSACHUSETTS. Notwithstanding anything to the contrary in the Restated Articles of Organization or these Amended and Restated By-laws, the provisions of Section 50A of Chapter 156B of the General Laws of the Commonwealth of Massachusetts shall be applicable to the Corporation."